SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tangoe, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number)

Marlin Management Company, LLC Attention: Robert Kunold, Jr. 338 Pier Avenue Hermosa Beach, CA 90254 (310) 364-0100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON 4M Strategic Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,094,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,094,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Marlin Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,094,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,094,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON David Michael McGovern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,094,599 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,094,599 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tangoe, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The shares of Common Stock were purchased by 4M Strategic with working capital and/or funds from a working line of credit with Bank of Montreal. The Reporting Persons used approximately $31,526,855 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,094,599 shares of Common Stock, constituting approximately 10.4% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 39,430,820 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the SEC on November 9, 2015.

(b)	Each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote or to dispose or to direct the disposition of 4,094,599 shares of Common Stock.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016

4M STRATEGIC INVESTMENTS, LLC

By:	Marlin Management Company, LLC, as manager

By:	/s/ David Michael McGovern
	Name:	David Michael McGovern
	Title:	Manager

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ David Michael McGovern
	Name:	David Michael McGovern
	Title:	Manager

/s/ David Michael McGovern
David Michael McGovern

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 7 of 7 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
06/10/2016	42,600	7.93
06/13/2016	75,000	7.82
06/14/2016	59,158	8.17
06/15/2016	100,000	8.79
06/16/2016	63,275	8.95
06/17/2016	15,854	9.00
06/23/2016	37,286	8.85
06/23/2016	700,000	8.07